SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

30 June 2009
LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1          Regulatory News Service Announcement, dated 30th June, 2009 re: Total Voting Rights

The London Stock Exchange RNS 10 Paternoster Square London EC4M 7LS	Secretary's Department Lloyds Banking Group plc 25 Gresham Street London EC2V 7HN Switchboard: 020-7626 1500 Facsimile: 020-7356 1038 30th June, 2009

Lloyds Banking Group plc
Notification of voting rights and capital

The total number of shares issued by Lloyds Banking Group plc with rights to vote which are exercisable in all circumstances at general meetings is 27,161,682,366 ordinary shares of 25p each, which includes shares represented by American Depositary Receipts. No shares are held in treasury.

That figure may be used by shareholders as the "denominator" for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, Lloyds Banking Group plc under the Financial Services Authority's disclosure and transparency rules.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS BANKING GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date:  30 June 2009